EXHIBIT 12.1

TOYOTA MOTOR CREDIT CORPORATION
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended		Nine Months Ended
	December 31,		December 31,
(Dollars in millions)	2010	2009	2010	2009
Consolidated income before provision for income
taxes	$1,013	$642	$2,374	$1,435
Fixed charges:
Interest1	$234	$438	$1,318	$1,555
Portion of rent expense representative of the interest
factor (deemed to be one-third)	2	2	6	6
Total fixed charges	$236	$440	$1,324	$1,561

Earnings available for fixed charges	$1,249	$1,082	$3,698	$2,996
Ratio of earnings to fixed charges	5.29	2.46	2.79	1.92
1 Components of interest expense are discussed under “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Interest Expense.”